U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

APPALOOSA SENDS LETTER TO ALLERGAN BOARD OF DIRECTORS
URGING SEPARATION OF CHAIRMAN AND CEO ROLES

NEW YORK – February 5, 2019 – Appaloosa LP today sent a letter to Allergan plc’s (NYSE: AGN) (“Allergan”) Board of Directors urging them to separate the roles of Chairman and CEO and take meaningful steps to address Allergan’s chronic underperformance.

The full text of the letter follows:

February 5, 2019
Board of Directors
Allergan plc
Clonshaugh Business and Technology Park
Coolock, Dublin, D17 E400, Ireland

Ladies and Gentlemen:

As you know, Appaloosa submitted a proposal for Allergan’s (“AGN”) upcoming annual meeting that requests the Company to separate the roles of its Chairman of the Board and its CEO. This Board has ignored similar proposals in the past notwithstanding rising shareholder approval – most recently, nearly 40% voted in favor despite little fanfare or support from an organized campaign. Given that this arrangement has become the norm for a growing majority of S&P 500 companies (see, “More Companies Separate Chief Executive and Chairman Roles” from the Wall Street Journal, dated January 23, 2019, attached hereto) and is generally accepted as a corporate best practice, such a request would hardly seem controversial. Indeed, at some point the Board’s intransigence on the issue borders on blind obedience and raises serious fiduciary concerns.

Appaloosa first asked the Board to separate the roles of Chairman and CEO in a letter dated April 23, 2018, and in subsequent letters on May 7, 2018 and June 5, 2018. Our reasons at the time stemmed from both sound policy and issues that were particular to AGN. We believed that the introduction of a seasoned independent Chairman with extensive pharmaceutical experience could exert a favorable influence on executive decision-making, the record for which has been fraught with ill-considered initiatives and self-inflicted wounds for several years now. AGN’s moribund corporate performance and flagging stock price since our letters only deepens our conviction on this point.

AGN’s refusal to embrace an emerging benchmark for sound governance in the face of strong shareholder support marks the Company as an outlier. In the wake of last Tuesday’s earnings call (and market reaction) it should by now be readily apparent to all interested and responsible parties that Allergan requires a fresh approach to its business strategy and an unbiased review of its capabilities, opportunities, and way forward. We believe the Board should adopt our proposal of its own volition as a first step toward addressing the Company’s critical needs. Of course, fully arresting AGN’s decline will require rigorous follow-through and likely more radical remediation measures to be taken by this Board.

Sincerely,

David A. Tepper
President
Appaloosa LP

cc. Robert Schwenkel,
      Fried, Frank, Harris, Shriver & Jacobson

Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170

IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Following the dissemination of Allergan’s proxy materials for the annual general meeting, shareholders will be able to vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.